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02021839

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UNITED STATES
S AND EXCHANGE COMMISSION
Washington, D.C. 20549

RECEIVED MAR 1 8 2002 PROCESSING SECTION 363

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 30728

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/00 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Ladenburg Capital Management Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1055 Stewart Avenue
(No. and Street)

Bethpage,	NY	11714
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Diane Chillemi (516) 470-1656
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name — *if individual, state last, first, middle name*)

1177 Avenue of the Americas, New York, NY 10036
(Address) (City) (State) Zip Code)

CHECK ONE:

- XX Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 2 1 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

3/19

OATH OR AFFIRMATION

I, Diane Chillemi, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Ladenburg Capital Management Inc., as of December 31, ~~19~~ 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

N/A

Signature

Chief Financial Officer

Title

Notary Public

PATRICIA O'NEIL-GIGLIA
Notary Public, State of New York
#0104753600
Qualified in Nassau County
Commission Expires August 31, 2005

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Ladenburg Capital Management Inc.

(a wholly ownded subsidiary of Ladenburg Thalmann & Co.)
Consolidated Statement of Financial Condition
As of December 31, 2001

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
1177 Avenue of the Americas
New York NY 10036
Telephone (646) 471 4000
Facsimile (646) 471 4100

Report of Independent Accountants

To the Board of Directors and Stockholder
of Ladenburg Capital Management Inc.:

In our opinion, the accompanying consolidated balance sheet presents fairly, in all material respects, the financial position of Ladenburg Capital Management, at December 31, 2001 in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management; our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the balance sheet is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the balance sheet, assessing the accounting principles used and significant estimates made by management, and evaluating the overall balance sheet presentation. We believe that our audit of the balance sheet provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 28, 2002

LADENBURG CAPITAL MANAGEMENT INC. AND SUBSIDIARY
(formerly GBI Capital Partners Inc.)

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION

December 31, 2001

ASSETS	
Cash	$ 305,546
Receivable from clearing broker	10,289,462
Securities owned, at market value	389,963
Furniture, fixtures and leasehold improvements, at cost, net of accumulated depreciation and amortization of $3,362,346	2,181,220
Deferred tax asset	870,000
Receivable from affiliates	4,172,990
Other assets	3,449,046
Total assets	$ 21,658,227
LIABILITIES AND STOCKHOLDER'S EQUITY	
Liabilities:	
Securities sold, not yet purchased, at market value	$ 144,379
Deferred rent payable	1,010,473
Accrued expenses and other liabilities	6,559,856
Payable to affiliates	164,485
Total liabilities	7,879,193
Commitments and Contingencies	
Stockholder's equity:	
Common stock - no par value; authorized 1,000 shares, issued and outstanding 100 shares	1
Additional paid-in capital	6,591,960
Retained earnings	7,187,073
Total stockholder's equity	13,779,034
Total liabilities and stockholder's equity	$ 21,658,227

The accompanying notes are an integral part of this consolidated financial statement.

1. ORGANIZATION AND PRINCIPAL BUSINESS ACTIVITY:

Ladenburg Capital Management Inc.("LCM"), formerly GBI Capital Partners Inc., is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and is a member of the National Association of Securities Dealers, Inc. (the "NASD"). The Company acts as an introducing broker, market maker, underwriter and trader for its own account.

LCM is a wholly owned subsidiary of Ladenburg Thalmann & Co. Inc. (the "Parent"), and the ultimate parent Ladenburg Thalmann Financial Services Inc.("LTFS").

The consolidated financial statements include the accounts of LCM and its wholly owned subsidiary, GBI Trading Corp. ("GBI Trading") (collectively the "Company"). All intercompany transactions and balances have been eliminated in consolidation. GBI Trading was dissolved, effective September 30, 2001.

2. SIGNIFICANT ACCOUNTING POLICIES:

The preparation of these financial statements in conformity with accounting principles generally accepted in the United States of America, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from those estimates.

The Company considers all highly liquid financial instruments with an original maturity of less than three months to be cash equivalents.

Securities owned and securities sold, but not yet purchased, which are traded on a national securities exchange or listed on NASDAQ are valued at the last reported sales prices of the year. Securities owned, which have exercise or holding period restrictions, are valued at fair value as determined by the Company's management. The carrying values of all other financial instruments approximate their fair values due to the relatively short term nature of these instruments.

3. SECURITIES OWNED AND SECURITIES SOLD, NOT YET PURCHASED:

Securities owned and securities sold, not yet purchased, at December 31, 2001 consist of:

	Securities Owned	Securities Sold, Not Yet Purchased
Common stock	$219,034	$138,908
Warrants	170,929	5,471
	$389,963	$144,379

Subsequent market fluctuations may require purchasing the securities sold, not yet purchased, at prices that differ from the market value reflected on the statement of financial condition.

Approximately all of the securities owned are deposited with the Company's clearing brokers and pursuant to the agreements, the securities may be sold or re hypothecated by the clearing brokers.

4. RECEIVABLE FROM CLEARING BROKER AND CONCENTRATION OF CREDIT RISK:

The Company's transactions are cleared by one broker and dealer in securities pursuant to a clearance agreement. Although the Company primarily clears its transactions through another broker and dealer in securities, the Company is exposed to off-balance-sheet risk in the event that customers or other parties fail to satisfy their obligations. Should a customer fail to deliver cash or securities as agreed, the Company may be required to purchase or sell securities at unfavorable market prices.

The clearing operations for the Company's securities transactions are provided by one clearing broker. At December 31, 2001, substantially all of the securities owned and the amounts due from brokers reflected in the consolidated statement of financial condition are positions held at and amounts due from one clearing broker, a large financial institution. The Company is subject to credit risk should this broker be unable to fulfill its obligations

5. FURNITURE, EQUIPMENT, AND LEASEHOLD IMPROVEMENTS:

Components of furniture, equipment and leasehold improvements included in the consolidated statement of financial condition at December 31, 2001 were as follows:

Cost	
Leasehold improvements	$ 1,434,063
Computer equipment	2,171,415
Furniture and fixtures	774,859
Other	1,163,229
	5,543,566
Less, accumulated depreciation and amortization	(3,362,346)
	$ 2,181,220

6. INCOME TAXES:

The Company files consolidated federal income tax returns with LTFS and separate state income tax returns.

The Company accounts for taxes in accordance with SFAS 109, Accounting for Income Taxes, which requires the recognition of tax benefits or expense on the temporary differences between the tax basis and book basis of its assets and liabilities. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. At December 31, 2001, the Company had net deferred tax assets which are primarily due to timing differences, such as accruals which are not currently deductible, unrealized gains and loses on securities transactions, depreciation and amortization.

The Company has recorded a valuation allowance of $650,000 against the deferred tax asset.

7. NET CAPITAL REQUIREMENT:

The Company is subject to the Securities and Exchange Commission's ("SEC") Uniform Net Capital Rule 15c3-1. The Company has elected to compute its net capital under the aggregate indebtedness method allowed by these rules. At December 31, 2001, the Company had net capital of $2,882,111 which was $1,882,111 in excess of its required net capital of $1,000,000.

The Company claims exemption from the provisions of the SEC's Rule 15c3-3 pursuant to paragraph (k)(2)(ii) as it clears its customer transactions through its correspondent brokers on a fully disclosed basis.

8. PROFIT-SHARING PLAN:

The Company has a 401(k) retirement plan (the "Plan"), which allows eligible employees to invest a percentage of their pretax compensation, limited to the statutory maximum ($10,500 for 2001). The Plan also allows the Company to make matching and/or discretionary contributions.

9. COMMITMENTS AND CONTINGENCIES:

The Company leases office space at several locations including Bethpage, NY, New York City, NY, and Fort Lauderdale, FL. These leases expire May 30, 2007, March 31, 2010 and May 31, 2002, respectively. The Company also occupies additional office space for its branches in California and Florida under month-to-month leases. The minimum annual rental payments for these leases are as follows:

Year ending December 31,	
2002	$ 1,989,530
2003	2,003,092
2004	2,067,083
2005	2,161,236
2006	2,197,691
Thereafter	2,919,572
	$13,338,204

The leases contain provisions for escalations based on increases in certain costs incurred by the lessor. The Company has the option to renew one of these leases for an additional three-year period.

The leases provide for rent abatements and scheduled increases in base rent. Rent expense is charged to operations ratably over the term of the leases which results in deferred rent payable which represents cumulative rent expense charged to operations from inception of these leases in excess of required lease payments.

As of December 31, 2001, the Company has employment agreements with five key executives through August 2004. The agreements provide for annual base salaries of $600,000 for the next five years. In addition, the agreement provides for additional compensation based upon a percentage of income as defined in the agreement.

Litigation
The Company is a defendant in litigation and may be subject to unasserted claims primarily in connection with its activities as a securities broker-dealer. Such litigation and claims involve substantial or indeterminate amounts and are in varying stages of legal proceedings. In the opinion of management, after consultation with counsel, the ultimate resolution of these matters will not have a material adverse effect on the Company's consolidated financial position and results of operations.

10. FINANCIAL INSTRUMENTS:

LCM's activities include the purchase and sale of warrants. Warrants give the buyer the right to purchase securities at a specific price until a specified expiration date. These financial instruments are used to conduct trading activities and manage market risk.

LCM may receive warrants as part of its underwriting activities for initial public offerings.

Such transactions may result in credit exposure in the event the counterparty to the transaction is unable to fulfill its contractual obligations. Substantially all of the warrants are traded on national exchanges, which can be subject to market risk in the form of price fluctuations.

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
1177 Avenue of the Americas
New York NY 10036
Telephone (646) 471 4000
Facsimile (646) 471 4100

Report of Independent Accountants on Internal Control Required By SEC Rule 17a-5

To the Board of Directors of Ladenburg Capital Management Inc.:

In planning and performing our audit of the consolidated financial statements and supplemental schedule of Ladenburg Capital Management Inc. (the "Company") for the fifteen month period ended December 31, 2001, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g) in the following:

1. Making the periodic computations of net capital under Rule 17a-3(a)(11);

2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13; and

3. Determining compliance with the exemptive provisions of Rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and

2. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control and of the practices and procedures referred to in the

PRICEWATERHOUSECOOPERS

preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that controls may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the New York Stock Exchange, the National Association of Securities Dealer, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 28, 2002